Exhibit 99.6

SanDisk Sales Q&A for Fusion-io Acquisition

KEY MESSAGES

•                  SanDisk announces agreement to acquire Fusion-io in an all-cash transaction for a net $1.1B

•                  Fusion-io is a leader in application acceleration flash-based solutions

•                  Fusion-io adds PCIe hardware and software capabilities to SanDisk enabling SanDisk to offer a full solution portfolio to enterprise and data center customers

•                  Supports SanDisk’s vision of the Flash transformed data center

•                  Fusion-io adds leadership PCIe solutions to SanDisk

•                  SanDisk will have the broadest SSD solutions portfolio in the industry bar none

•                  Fusion-io provides deep ecosystem and customer relationships

•                  Fusion-io brings exceptional engineering talent and go-to-market capabilities to SanDisk

•                  Customers benefit from:

•                  Deep NAND flash, systems and software capabilities from the combined company

•                  SanDisk’s vertical integration brings leading flash technology and continuity of supply

•                  Combined company can help broaden the use cases for NAND flash to help customers enhance their IT infrastructure

1.              Why is this acquisition good for Fusion-io and SanDisk customers?

a.              Continued world class products, solution enablement and close customer support via Fusion-io

b.              Only company with leading SAS, SATA, DDR, PCIe SSDs and acceleration software combined with vertical integration of NAND manufacturing

c.               Enables customers to select from the broadest portfolio in the industry of leadership product lines

d.              Customers benefit from vertical integration enabling Fusion-io to deliver more innovative, higher performing, longer endurance and better value products

e.               Sustainable business model and balance sheet

2.              When do you expect to close the transaction? Do you expect any delays due to HSR or other regulatory processes?

a.              We expect to close the transaction in SanDisk’s fiscal third quarter of 2014.

b.              We are not expecting anything out of the ordinary in the formal closing procedures.

3.              How does Fusion-io overlap with SanDisk’s existing product lines?

a.              The Fusion-io product lines are largely complementary to the SanDisk Enterprise portfolio.  Fusion-io focuses on PCIe attached products and all flash array solutions while SanDisk’s Enterprise products are primarily SAS, SATA and DDR attached.  Each has unique capabilities and appropriate applications.

4.              Does this change who I go to for Sales information or technical support?

a.              There is no change until the close is complete.

5.              Will there be any supply disruptions as a result of this acquisition?

a.              We expect to transition Fusion-io’s PCIe flash cards to SanDisk captive flash over time.

b.              We will work closely with customers with the goal of no disruptions to supply.

For Internal Use

6.              How long will it take to qualify SanDisk flash for Fusion-io products? How long do you expect it will take to transition to captive supply?

a.              After the transaction closes in Q314, we will begin the work to migrate Fusion-io’s products to SanDisk captive flash.  We expect the transition to occur over an extended period of time.  We will also be evaluating options to continue using non-captive supply for FIO’s products.

7.              Is SanDisk’s plan to go fully captive or partially captive?

a.              We expect to utilize Fusion-io’s current NAND suppliers for at least many months to ensure Fusion-io’s customers have sufficient time to re-qualify and transition to SanDisk NAND based products.

8.              Is Flash supply readily available or will SanDisk have to invest to build out capacity?

a.              As we integrate the company we will evaluate the need for more capacity.

9.              Does SanDisk plan to divest / shutdown any parts of Fusion-io’s business?

a.              We are still evaluating the different parts of FIO’s business.

10.       In what ways might SanDisk run the Fusion-io business differently?

a.              Even before this transaction, the management team under Shane had started a redirection that is more OEM-partner centric. We expect Fusion-io will continue that evolution as part of SanDisk, while nurturing direct relationships with key hyperscale customers.

b.              The combined company will leverage the best capabilities from both companies — the leading-edge PCIe solutions from Fusion-io, along with its strong ecosystem partnerships and go-to-market capabilities, along with SanDisk’s worldwide scale, vertical integration and broad capabilities — to bring innovative products to market for the benefit of our customers.

11.       Can and will SanDisk offer storage appliances anytime soon with Fusion-io’s virtualization acceleration solutions?

a.              Fusion-io’s product offerings are largely complementary with our server and storage OEM customers, and we don’t expect to change that direction post close. We will discuss more details after the closing of the transaction.

12.       How many employees does Fusion-io have and where are they predominantly located?

a.              Fusion-io has about 900 employees.  Fusion-io has significant presence in Salt Lake City, Utah, Denver, Colorado and San Jose, California.

13.       Does SanDisk plan to discontinue any of Fusion-io’s products? Will customers obtain support if certain products are discontinued?

a.              We do not intend any major changes to the product line up or discontinue products, other than to perform an orderly transition to SanDisk NAND.

14.       Will Fusion-io retain its brand identity?

a.              We believe FIO has built a strong brand identity and we expect to capitalize on it.